

February 6, 2012

VIA E-MAIL
Mr. Camille Sebaaly
Chief Financial Officer
Sunshine Biopharma, Inc.
2015 Peel Street, 5th Floor
Montreal, Quebec, Canada H3A 1T8

> **Re: Sunshine Biopharma, Inc.**
> **Item 4.01 Form 8-K**
> **Filed on February 3, 2012**
> **File No. 000-52898**

Dear Mr. Camille Sebaaly:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

FORM 8-K FILED ON FEBRUARY 3, 2012

1.	We note that in connection with the audit of your financial statements as of and for the fiscal years ended September 30, 2009, and December 31, 2009 and 2010, there were no disagreements with RRC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of RRC, would have caused them to make reference in connection with its reports to the subject matter of the disagreements.  Please amend your 8-K to also cover the subsequent interim period from the date of the last audited financial statements up until the date of dismissal of RRC.   See Item 304(a)(1)(iv) of Regulation S-K.   Include an updated letter from RRC addressing your revised disclosure as an exhibit to your Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551 – 3468 if you have any questions regarding our comment.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant